Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Wolfe Transportation and Industrials Conference

May 27, 2021

HUNTER KEAY (Analyst): Hi everybody, good afternoon, and good morning. This is Hunter Keay. I’m the airline aerospace analyst here at Wolfe Research.

I’m here with Paul Sciarra, who’s the Executive Chairman at Joby Aviation. We’re going to be talking to Paul for about a half an hour here today. Oh, by the way, it’s 1 PM eastern time on May, 27th. We’re going to be talking to Paul for about 30 minutes here today. Please type in your questions in the box there. If you have any, I will relay them. Only I can see them.

Hopefully we can get to all the questions. And if not, I’ve got plenty of my own. So with that, Paul, thank you for joining us today. Really appreciate it. It’s good to see you. And if you want to start with some opening remarks, and then we’ll get into the Q&A.

PAUL SCIARRA (Executive Chairman, Joby Aviation): Sure. Well happy to Hunter, and thank you as well for making the time to have me and to sort of talk about Joby. So Joby as a company is building, certifying, and then soon operating all electric, vertical takeoff and landing passenger aircraft that have really been optimized to deliver air transportation as a service. So we’ve been calling this category aerial ride sharing.

I know that this is a brand new category for many of the folks on the call. And Joby is in turn a brand new company for many of you folks to look at, but we’ve been at this for a really long time.

So, the greater part of a decade, we’ve been focused on designing the right aircraft.

One that is safe. One that is quiet. And one, where the core specifications of the aircraft have really been optimized to deliver progressively lower cost to end-consumers over time in this market. Um, the last 10 years, have been really focused on getting the core technical development right.

We started with conceptual design of the vehicle 8.5 years ago.

We flew the first subscale demonstrator six years ago.

We did the first full-scale on-weight technical demonstrator of an eVTOL vehicle through the full transition envelope four years ago.

And now we’re at a point where on test flights of an aircraft, it hits all of the specifications we set out to hit.

If the last decade was really about core R&D and development, the next decade is increasingly about commercialization, executing on certification, demonstrating that we can repeatedly produce these aircraft at some scale, and planning for and then executing on our go-to-market launch with a target for 2024.

So with that, Hunter, I’m happy to kind of take some questions.

HUNTER: Great. You mentioned R&D. What’s been the cumulative R&D spend so far?

And how do you expect that to school up over the next few years, up until the aircraft enters commercial service?

PAUL: So, I don’t know the exact numbers, but it’s certainly multiple hundreds of millions of dollars that we’ve spent over the last stretch, getting to the point where we stand now.

Um, the transaction that we announced a few months ago, going public via Reid Hoffman, sort of RTP’s back.

We’ll add, as much as an additional, like 1.6 billion dollars to the balance sheet. And we feel like that combination is sort of roughly what we expected, 8.5 years ago, in terms of the capital intensity that would be required to certify the aircraft scale production and prepare ourselves for this commercial launch.

HUNTER: OK. What is the difference between Joby today and Tesla 15 years ago?

PAUL: Um, well, there’s certainly, there are some, some similarities.

Um, you know, we’ve also taken a very vertically integrated approach to the design and the development of our vehicle. Back at the stretch, there wasn’t, in our view – and I don’t think there is now – the sort of necessary supply chain for all of the components that are required for the right eVTOL vehicle.

As a result, we had to do a lot of that design in-house.

We built our motors, flight computers. We’ve designed our own battery packs themselves that exist today. And that vertical integration is, in our view, really necessary to deliver a right respect vehicle. So that was longer. It was harder. It was certainly more capital-intensive, but we think the end result is a massively better performing vehicle than would be possible with just cobbling together things that were off the shelf.

Um. So we’ve always been squarely focused on doing the core engineering, doing the core testing, with the belief that that flywheel between design engineering, testing, and manufacturing would allow us to move more quickly and, in turn, scale more effectively as we get through production.

So, I think there are some similarities there.

Um, what’s maybe a little bit different is that our model is not to sell our vehicles, but instead to operate those vehicles and deliver the service: air transportation as a service, directly, or, at the very least, indirectly, to customers on the other side.

So that means that our revenue will scale off a fleet of vehicles that we have in service, as opposed to trying to generate a one-off margin for each aircraft that rolls off the manufacturing line.

So when we think about the volumes and our sort of opportunity to have impact and build a valuable business, it scales very different way than, say, an automotive company.

HUNTER: How flexible are you on that concept in the event that manufacturing takes up, you know, either more cost or effort, or just headspace than you’re planning on it?

Do you have a sort of off-ramp built into the model to where you can turn yourself into a manufacturer and seller of the aircraft, or are you fully committed to building and operating at the same time?

PAUL: Well, we already have examples of building and operating with the ongoing relationship we have with the Department of Defense.

So we’re operating now under an SBIR Phase II plus contract, where we’re performing operations on bases here in the US. We’ve got opportunities to extend that sort of model on a go forward basis.

So you can see, even in this early application, we’re not selling vehicles. We’re actually operating those vehicles and delivering the service to our end customers.

Now, we may have some more flexibility as we think about X US geographies, other potential customer sets down the line, but we do think the right way to develop this business is to not only build the vehicle, but also operate the vehicle.

And I know it seems like a pretty strange notion for probably many of the aerospace folks on the line, but it actually has some background in the history of aviation. In the early days, Boeing owned United and it was only sort of strange antitrust suit back in the 40’s that split the manufacturers from the operators on the other.

And this audience will probably know better than I do ,but I suspect the trajectory of airline investment would look quite different. If that hadn’t happened, if each airline was operating differentiated hardware, I think those investment profiles would have looked very different over the last 60 years.

HUNTER: That’s an interesting point. I hadn’t thought about that, OK. Thank you. That’s good.

So, um, you’ve agreed to G-1 certification conditions with the FAA as you move forward towards full certification under part 23. Can you help some of the more casual investors understand what I just said?

PAUL: Sure.

Um, so, Joby as a company, has always believed that we have to tackle FAA certification in order to unlock this market opportunity.

Um, so even going back, 8.5 years that was always the goal to build an aircraft that was certifiable by the FAA.

We’ve had informal conversations with the FAA for a number of years now. We’ve been in a formal certification process for a few years.

And, as you noted, we received an important milestone in that effort just last year with our receipt from the FFA, of a G-1 issue paper.

PAUL: So, totally a term of art, but you can think about it as the blueprint for what certification is going to look like.

The FAA has agreed in our case, to certify the aircraft on the part 23 regulations that generally govern small, fixed-wing aircraft, so, not helicopter regulations, not some brand new category.

And that allows us to dovetail on a set of testing requirements that are very familiar.

And are pretty well-known and understood with just some special conditions to cover the new and novel elements in the vehicle: electric motors for propulsion, large format lithium-ion batteries for energy storage and some of the advanced fly-by wire controls.

But it means that the broad base of testing that we need to do is well understood by industry, and highly predictable, as we think about the work that’s going to be requirement go forward basis.

HUNTER: So when I think about those special conditions, I was actually, that was my next question. What do they relate to? You mentioned it as fly by wire.

How special are they? You know, is this common? Has the FAA made special conditions under part 23 requirements before or as a sort of a new area for them? Not specific ones but special conditions themselves. Just making special conditions as it relates to the process?

PAUL: Yeah, so, again, we’ll probably go a little deep dive for maybe some of the audience, but there was a rewrite to the part 23 rules just a few years ago, that was approved.

That really changed the way that those rules are, um, uh, covered by the FAA.

So, instead of having strict top-down airworthiness standards where all of the testing is prescribed ahead of time, the approach was to flip the script and use ground-up industry-based standards as a way of coming up with the testing that was going to be required.

So, that allowed us to have a set of overall goals, in terms of the safety and reliability of the system, and then find the right testing that would meet those goals.

So, this approach would have been far more difficult, I think, but for the change, in Part 23, that happened just a few years ago.

HUNTER: OK. Was that change in Part 23 specifically done because of this industry, already taking advantage of it for some other tangential related initiative?

PAUL: Yeah, so I think that the approach was to try to create more flexible standard across this category.

Not necessarily by work that was happening on eVTOL, but as a way of increasing the level of innovation that was able to get into Part 23 and vehicles generally.

In fact, our head of certification, Greg Bowles, was formerly a gamma, and actually helped to work on these certification standards.

Not for eVTOL, specifically, but to increase the level of innovation that was happening, across part 23.

So, I think it’s a fortunate coincidence that the rewrite happened kind of right at the time that we were beginning to really think hard about how we were going to approach certification.

HUNTER: OK. What did you learn from the Agility Prime program about your vehicle?

PAUL: Sure, so, just to give folks a little bit of color, so Agility Prime is a program organized by DOD.

To get new, um, ah, aviation systems into the DOD more quickly.

It’s an extension of some of the work that was happening, with D I U X, that’s now been picked up by other customers inside of the government.

So, we finalized an SBIR II plus contract under Agility Prime last year, and we’re currently operating aircraft under that contract today.

You have opportunities to continue to increase that level of work, so likely 2 aircrafts that will be in service under that program this year. Increasing to 8 aircrafts as we move into 2022. With the potential for an extension to that contract under SBIR III, or other mechanism as we get to 2023 and beyond.

So we’re doing those flights now, and that’s important for us, not only as a offset to our R&D expense, which is how it’ll show up in our financial statements go forward, but also because it gives us real operating experience with aircraft and representative environments.

It gives us an opportunity to work through all of the issues that we might see in a broader commercial launch and get those learnings early.

So we’re really excited about the partnership that we have there, and excited to see it develop over time.

HUNTER: :Let’s talk about the battery for a minute. Well, how much of the battery are you building? Or are you using off the shelf components for it?

Is there a scenario where the aircraft technology is just moving too fast for the battery technology to keep up with it? Or is the other way around?

Or are these both developing, sort of, concurrently with each other, as you expect?

PAUL: Yeah, so I would say one of the enabling technologies here that makes this sort of aircraft possible in a way that it wasn’t before, has been the steady improvement and energy density, driven largely by the investments in R&D that have happened through ground transportation.

Um, what I will say is that our focus has been, maybe a little bit different than others, driven largely by the principally X Tesla Battery team that we have on staff.

Our goal was to solve for the range and performance requirements with cells that existed today that already in reasonably high volume production with high quality as opposed to leaning on newer chemistries, or newer cells that hadn’t yet seen high volume quality at high volume scale.

So, we feel good about hitting the range numbers, the performance numbers with the cells that are in our packs today.

We’re not necessarily relying upon any improvement in energy battery density in order to deliver on these numbers.

And, actually, John Wagner, our head of Powertrain Engineering, will be featured at our upcoming analyst day on June 3rd. So I certainly invite folks to keep an eye on that.

HUNTER: Nice plug. No, that’s good. The eVTOL market is becoming very crowded. I could ask you right now, what makes you different from everyone else? I’m sure you’ve been asked that question and you’ve answered it a million times, but what do you expect to happen competitively.

Do you expect there to be a shake out at some point in the next year or two with your competitors, potentially failing? Sort of like we saw with Aereon which is a completely different situation obviously, but they kinda just went away quietly and suddenly. Or do you expect any consolidation in the space as you think about the competitive landscape?

PAUL: Yeah.

Well, but what I can say is that, you know, we’ve been at this for a really long time. And look, the progression from conceptual design to subscale design to initial full-scale design, to kind of aircraft that’s ready for certification.

That’s a long process.

And one that requires significant iteration, over a long period, I think, to get right.

So, you know, we’ve got the scar tissue of successive versions of the aircraft.

Different versions of a lot of these components. So we definitely know how hard it can be.

We’ve always taken a pretty sober assessment about the time that it would take.

And the capital that it would take to kind of get to the point where we stand now.

I think, you know, we sort of believed it would be a billion plus, kinda through certification 8.5 years ago. And, sure enough, I think that’s gonna be kind of where the number comes out.

HUNTER: When you say billion plus, you’re talking about capital expenditures, R&D, operating expenses, is that all in, or is that just the R&D you’re talking about?

PAUL: Yeah, I think that’s through R&D, pilot production, and through certification.

HUNTER: OK. Can you talk to me about the Uber Elevate acquisition? What was the basis of that, who started the conversations, and what’s the vision for how that unfolds?

PAUL: Yeah, so we’d obviously already had a preexisting relationship with Uber. Uber was already a small investor in the company, and actually increased their investment in conjunction with our acquisition of the Elevate team last year.

We’d known that group really well through that earlier partnership.

And, obviously, when there was an opportunity to bring that team in, we were excited about it.

So, this was the group inside of Uber that was working on a lot of the things that sit outside of the aircraft.

So getting the aircraft right is an important first step and the cover stone of a service, but very rapidly it becomes not only the aircraft, but the route structure that aircraft flies on, the takeoff and landing locations that aircraft uses, the way that you think about pricing and tying together multimodal service.

So moving people from cars into aerial vehicles and back down to cars again, because you think about the sort of a multimodal journey that a user might take.

The Uber Elevate Team had done a lot of that work on market simulation, on-demand forecasting, on dynamic pricing, and building the backend infrastructure to tie together ground service and aerial service in one integrated piece.

So we’re really excited to bring over the 40 members of that team, the tools and the work that they’ve done with Uber copter, and other trial services to really accelerate our efforts on go to market.

Because it’s not just about announcing a market.

But it’s about announcing the right route structure in that market, the right infrastructure partners in that market and having the right plan in terms of how you’re actually going to execute on a fully vertically integrated service.

HUNTER: Yeah. I do want to talk to about infrastructure next.

But I’m also kind of curious about the go to market strategy.

I mean, is it is more important for you to go out there, establish a presence early, and then sort of, you know, build subsequent vehicles that have greater capabilities?

Or are you better suited to let competitors go first with vehicles that are probably inferior to the one that you think you can build? How do you think about that strategically?

PAUL: We certainly think there’s real value to being first to market with the right vehicle.

And that’s how we position our approach over the long arc and where we think we sit today.

So, our aircraft is a little bit different than others. Insofar as we think about it as a vehicle that’s suitable for short trips.

And for longer trips, so anywhere between 5 and 150 miles.

So that’s not just in and around an individual city, but that’s also connecting cities to suburbs, and in some cases, cities to nearby cities.

Having one aircraft that can do both types of those trips.

We think it’s important, right. It maximizes the addressable market opportunity and the use cases, that we can serve, with just one aircraft, and allows us to take advantage of things, like manufacturing, economies of scale, and the ability to dynamically allocate aircraft along different route types, in ways that should increase the utility of a service, and the profitability of service on the other side, OK.

HUNTER: Yeah, no, that’s great. Thank you. On infrastructure, a couple of questions here from the audience related to this, too.

How do you think about real estate [inaudible]? You can build a beautiful vehicle and if they’re nowhere to land it or you’re paying exorbitant landing fees, or it’s too congested, or whatever the case might be. How do you think about the role that real estate acquisitions plays in the expansion of this concept for you?

PAUL: So, the takeoff and landing locations that our aircraft can use are importantly coupled to the noise profile of those vehicles.

So one of the principal problems with the operation of helicopters, and even small planes in and around cities, has been the noise that’s associated with them.

That’s part of the reason why there are the restrictions of Manhattan in the frequency of helicopter flights, and in places like LA, across the same.

So, when we thought about the priorities of our aircraft, safety was number one, but noise was a close second.

So, we spent a lot of iterative design work on ensuring that our aircraft was quiet.

And we’re now proving that at full-scale in representative flight profiles right now.

And I believe we’re the only company that has really shown that.

So, 65 decibels at 100 meters during takeoff and landing.

And then, essentially, near silent at 500 feet to one thousand foot flyover.

So, as much as 100 times quieter than a comparable helicopter, in the same sort of mission types.

And citing new infrastructure is not often about the design of the helipad itself, but it’s really about the noise profile of the aircrafts that are operating on it.

So, we think that by bringing down the noise profile, it allows us to take advantage of underutilized helipad infrastructure that may exist today, and provision new infrastructure ever closer to where people want to go.

So, it does, again, sort of start with the aircraft and that fundamentally dictates what’s required on the infrastructure side.

HUNTER: And are you actually going to be owning this infrastructure?

PAUL: Uh, so I think it’s going to be a mix in any given market, Hunter.

We’ll certainly take advantage of existing infrastructure where it is. So now may be on airports in those cases, existing helipads that may just be underutilized today.

The second leg of the school is going to be partnered infrastructure.

So, where we have commercial real estate partners, that may already have say the top floors of parking garages or the top floors of commercial buildings that can be repurposed for this use.

That’s going to be, I think, the second piece of some of the infrastructure that would allow the given market, OK.

Then the third, maybe certain locations, where we’re investing our own capital to build it out, where there isn’t a great plan B or plan C. You should think about any route structure in a market that we’re going into as some combination of each of those existing infrastructure, partnered infrastructure, and in select cases, infrastructure that we’re developing on our own.

HUNTER: OK.

Here’s an audience question, the two from the same person that combine them: does your battery power train allow for flying in icy conditions?

And second question from the same person is: can these vehicle safely operate in high altitude conditions?

PAUL: Yeah, so I take the second piece of that first.

So it’s an unpressurized cabin so we’ll be under 12,000 feet in most operation.

And for the vast majority of trips, we’ll be certainly well below that altitude.

Um, with respect to icing, we don’t expect that there’s going to be any limitations on our battery pack designed for icing conditions. But it does require additional testing with the FAA.

So our goal is going to be to certify our initial type certification, and then catch flight into known icing in a supplemental certification, a short period after our initial type cert.

HUNTER: Good.

Here’s another question for you: is the expansion now going to be in franchise and how will you expand across the country?

PAUL: So again, our approach is going to be to be more vertically integrated as opposed to less, at least here in the US.

There may be, as I said, sort of X U S geographies, where a partnered model could be the right way to enter those markets.

But here in the US, our goal, our goal is going to be to select a few launch cities, go deep into those cities, and then extend wider.

We really want to make sure that we can demonstrate the increased utility of the service, and the market by market profitability of the service before we extend too quickly to additional cities.

HUNTER: OK, do you have an IT infrastructure built out? Sort of like the marketing side of it, you know, like an app-based system where consumers can easily hail a ride? And how you’re thinking about overall fleet management and pricing? What’s the IT backbone of the company?

PAUL: Yeah, so we had the opportunity to accelerate some of that work actually with the efforts that the Uber Elevate Team had done inside of Uber to manage and deploy the Uber Copter service.

So, you should think about that as the building blocks that will extend over time for the fleet level infrastructure that will be needed to operate progressively scaled services.

To the first part of the question about how people will book the service.

We will be developing our own application, and you’ll be able to book rides through that application.

At the same time, we announced in our partnership with Uber, that our rides will also be available within the Uber application.

And in the case of our application, Uber will be providing the first and last mile ground transportation service for our flights.

And on the other side, folks will be able to book Joby service through the Uber application.

So we think having a diversity of different funnels for demand will allow us to maximize the reach at initial launch and increase our fill rate on every trip that we’re flying.

HUNTER: What about charging time? How long do you charge after a typical trip?

PAUL: Yeah, so that’s a really good question.

Um, so, one of the advantages of having a larger battery pack, a higher capacity pack, is not only that it gives you greater range, but also that it allows you to minimize the amount of time that you spend charging on shorter trips.

So this was a lesson that folks like Tesla learned in the early days of ground EV. The Model S wasn’t only impressive because of its long range, but also because it introduced fast charging.

And that was really enabled by the fact that there was a wide band of the battery state of charge, that you could fast charge without degrading your batteries.

We’ve taken some of the same principles to our design and our goal was to be able to do a 25-mile trip with our aircraft and charge back the energy that was used in that flight in the time that it took to load and unload passengers on the other side, so roughly 5 to 7 minutes. We’ve been able to achieve that in the aircraft and the battery packs that we’re using today.

So minimizing the amount of time that the asset is going to be charging to maximize the number of passenger seat miles that it can deliver per given unit of time, is really fundamental to the unit economics of a vehicle, and allows us to get to progressively lower price points over time.

HUNTER: Is there any conditions around operating in hot weather environments that would inhibit the recharging of these batteries? I believe they have to cool down after they’re used.

PAUL: Yeah, so I don’t want to skip the conversations on Analyst Day, but there’ll be some discussion on approaches that we’re taking to battery cooling during charge and during operation in that conversation.

HUNTER: OK. Here’s another one from the audience, and I’m going to add onto it. What’s the estimated cost per copy when you launch? And then, my question what are your manufacturing and full run rate? How many of these are you making per month, per year, or whatever?

PAUL: Yeah, so, we’re thinking about three phases to production: pilot production, which is what we’re doing now, roughly 10 to 30 aircraft per year.

There’s phase one production, so, roughly 200 to 300 aircraft per year, then sometime in the future, that’s what we’ve been calling phase two, potentially thousands of vehicles per year. We’ll really be thinking about low automotive volumes. We’re only really squarely focused on pilot phase one, right now.

We think those are the aircraft that are gonna serve us well through the initial stages of launch.

Um, to the question around unit cost, I think our projections is show roughly $2 million per unit in the initial year of launch, driving down to one point three million, as we basically move up the S curve in phase one production.

We think those are relatively conservative assumptions, as we go from something like 30 aircraft per year to 200 aircraft. And resultant unit cost decrease as we take greater and greater advantage of the manufacturing facility that we’ll bring online.

HUNTER: Great.

Well, Paul, we’re out of time. It’s been a lot of fun and thank you audience for your participation. And Paul, I really enjoy talking to you and thank you for taking time out of your busy schedule talk to us today. And look forward your Analyst Day. Remind me when that is again one more time?

PAUL: It’s June 3rd. Thanks for the opportunity again, Hunter.

HUNTER: It’s my pleasure. Thanks a lot. Talk to you soon.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings or other disputes that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on Form S-4 (File No. 333-254988) discussed below and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (File No. 333-254988), which includes a preliminary prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.